STATEMENT OF INVESTMENTS

Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

September 30, 2006 (Unaudited)

Long-Term Municipal Investments--97.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--94.4%				
Atlantic County Utilities Authority, Solid Waste System Revenue	7.00	3/1/08	2,380,000	2,429,052
Atlantic County Utilities Authority, Solid Waste System Revenue	7.13	3/1/16	13,250,000	13,536,597
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	5.38	11/1/35	4,120,000	4,270,792
Bordentown Sewer Authority, Revenue (Insured; FGIC)	5.38	12/1/20	3,880,000	4,125,061
Burlington County Bridge Commission, LR County Guaranteed (Government Leasing Project)	5.25	8/15/21	1,000,000	1,068,090
Camden (Insured; FSA)	0.00	2/15/12	4,385,000	3,606,049
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue)	5.25	2/15/20	4,545,000	4,801,611
Carteret Board of Education, COP (Insured; MBIA)	6.00	1/15/10	440,000 [a]	477,343
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.00	1/1/27	3,220,000	3,373,755
East Orange (Insured; FSA)	0.00	8/1/10	4,240,000	3,691,683
East Orange (Insured; FSA)	0.00	8/1/11	2,500,000	2,096,600
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/21	685,000	373,750
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/26	745,000	321,080
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/28	2,345,000	916,778
Essex County Improvement Authority, LR (County Correctional Facility Project) (Insured; FGIC)	6.00	10/1/10	10,000,000 [a]	10,909,200
Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC)	5.65	3/1/18	2,530,000	2,839,748
Hudson County,				

COP (Correctional Facilities) (Insured; MBIA)	5.00	12/1/21	4,510,000	4,818,123
Hudson County Improvement Authority, Harrison Stadium Land Acquisition Special Obligation Revenue (Harrison Redevelopment Project) (Insured; MBIA)	0.00	12/15/34	3,000,000	831,600
Hudson County Improvement Authority, LR (County Services Building Project) (Insured; AMBAC)	5.00	4/1/35	2,500,000	2,629,925
Jersey City (Insured; FSA)	0.00	5/15/10	4,745,000	4,164,449
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	1,575,000	1,649,844
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	915,000	958,664
Mercer County Improvement Authority, Revenue (County Courthouse Project)	5.75	11/1/17	500,000	515,655
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/20	4,245,000	2,370,196
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/22	4,740,000	2,407,636
New Jersey	6.00	5/1/10	3,695,000 [a]	3,999,320
New Jersey (Insured; MBIA)	6.00	7/15/10	7,400,000	8,041,728
New Jersey Economic Development Authority (Department of Human Services)	6.10	7/1/17	3,320,000	3,591,543
New Jersey Economic Development Authority (Department of Human Services)	6.25	7/1/24	1,295,000	1,412,431
New Jersey Economic Development Authority (School Facilities Construction) (Insured; AMBAC)	6.65	6/15/18	5,000,000 [b,c]	5,733,250
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	2,500,000	2,689,050
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District				

Energy Co. L.P. Project)	6.20	12/1/07	2,210,000	2,216,520
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Co. L.P. Project)	6.20	12/1/10	4,040,000	4,085,006
New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project)	7.10	11/1/31	1,085,000	1,086,530
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.88	6/1/18	2,750,000	3,003,550
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.50	6/1/21	1,920,000	2,062,771
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	6.00	6/1/25	1,000,000	1,104,860
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.25	6/1/32	350,000	372,480
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/18	2,950,000	3,018,912
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/25	3,000,000	3,051,960
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/17	650,000	662,928
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/22	700,000	713,097
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/20	3,350,000	1,883,571
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/21	2,620,000	1,404,582
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/12	1,000,000	826,020
New Jersey Economic Development				

Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/13	1,000,000	796,030
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/15	3,250,000	2,372,240
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/17	5,000,000	3,314,250
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/18	2,500,000	1,579,750
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/20	6,500,000	3,731,975
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/22	6,000,000	3,135,300
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	5,000,000	5,149,150
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	2,000,000	2,059,660
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.00	6/15/10	2,425,000 [a]	2,631,052
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.13	6/15/10	7,535,000 [a]	8,207,725
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	6.25	2/1/09	4,205,000	4,301,252
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	8.50	2/1/10	3,240,000	3,332,729
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	2,535,000	2,817,348
New Jersey Educational Facilities Authority, Revenue (Public				

Library Project) (Insured; AMBAC)	5.00	9/1/22	5,500,000	5,808,055
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	5.75	7/1/10	15,405,000 [a]	16,599,966
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; MBIA)	5.00	7/1/34	8,750,000	9,202,812
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology)	5.38	7/1/34	2,500,000	2,629,150
New Jersey Environmental Infrastructure Trust	5.25	9/1/10	4,070,000 [a]	4,359,377
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	3,000,000	3,291,810
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/17	5,000,000	5,587,900
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue)	5.75	7/1/23	3,000,000	3,238,800
New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA)	6.75	7/1/19	550,000	676,791
New Jersey Health Care Facilities Financing Authority, Revenue (Raritan Bay Medical Center Issue)	7.25	7/1/14	2,410,000	2,481,818
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	5,500,000	2,683,120
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue)	6.00	7/1/14	2,500,000	2,584,250
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Elizabeth Hospital Obligated Group Issue)	6.00	7/1/20	3,120,000	3,222,055
New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA)	6.13	6/1/17	345,000	353,218
New Jersey Highway Authority,				

Revenue (Garden State Parkway)	6.00	1/1/19	6,645,000	7,865,354
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.75	4/1/18	1,650,000	1,693,972
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.30	4/1/26	2,035,000	2,051,056
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA)	5.65	5/1/40	5,250,000	5,415,532
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.70	5/1/20	2,640,000	2,771,340
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.75	5/1/25	895,000	935,740
New Jersey Housing and Mortgage Finance Agency, Multi-Family Revenue (Insured; FGIC)	5.00	11/1/36	800,000	819,376
New Jersey Transit Corp., Lease Purchase Agreement, COP (Raymond Plaza East Inc.) (Insured; FSA)	6.50	4/1/07	3,945,000 [a]	4,042,836
New Jersey Transit Corp., Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	5,000,000 [a]	5,396,750
New Jersey Transportation Trust Fund Authority (Transportation System)	5.93	6/15/09	12,750,000 [b,c]	13,794,862
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/20	4,000,000	4,250,680
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/23	7,000,000	8,139,530
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA)	5.00	6/15/20	2,500,000	2,685,075
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	8.05	12/15/11	4,500,000 [a,b,c]	5,533,245
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	8.05	12/15/11	4,000,000 [a,b,c]	4,918,440
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	2,255,000	2,643,243
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	3,745,000	4,379,066
New Jersey Turnpike Authority,				

Turnpike Revenue	6.50	1/1/16	60,000	69,917
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	160,000	187,806
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	7,450,000	7,681,770
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	1,000,000	1,172,370
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	1,210,000	1,420,286
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	3,520,000	4,121,744
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	17,935,000	21,051,924
North Hudson Sewer Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/19	1,000,000	1,076,590
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) (Insured; MBIA)	6.00	7/1/19	2,000,000	2,306,920
Port Authority of New York and New Jersey (Consolidated Bonds, 119th Series) (Insured; FGIC)	5.50	9/15/16	4,650,000	4,702,963
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,357,089
Port Authority of New York and New Jersey (Consolidated Bonds, 124th Series)	5.00	8/1/19	1,000,000	1,023,400
Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/15	5,000,000	5,845,050
Rahway, COP (Insured; MBIA)	5.63	2/15/20	600,000	644,700
Rahway Valley Sewerage Authority, Sewer Revenue (Insured; MBIA)	0.00	9/1/32	5,000,000	1,573,550
Rahway Valley Sewerage Authority, Sewer Revenue (Insured; MBIA)	0.00	9/1/33	5,000,000	1,504,900
South Jersey Transportation Authority, Transportation System Revenue (Insured; FGIC)	5.00	11/1/33	2,500,000	2,635,000
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/32	7,580,000	7,986,364
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.38	6/1/32	8,745,000	9,598,512

Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/39	1,790,000	2,015,934
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/41	10,630,000	12,208,874
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.25	6/1/43	3,490,000	3,816,315
Union County Improvement Authority, Revenue (Correctional Facility Project)	5.00	6/15/22	3,155,000	3,326,001
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin Systems of Union, Inc.) (Insured; AMBAC)	5.38	6/1/20	4,990,000	5,141,796
University of Medicine and Dentistry of New Jersey (Insured; AMBAC)	5.50	12/1/27	15,425,000	16,768,055
West Orange Board of Education, COP (Insured; MBIA)	6.00	10/1/09	500,000 [a]	539,350
U.S. Related--3.1%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,094,230
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	2,000,000	2,271,820
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/32	5,000,000	5,348,150
Puerto Rico Housing Bank and Finance Agency, SFMR (Affordable Housing Mortgage Subsidy Program) (Insured: FHLMC, FNMA and GNMA)	6.25	4/1/07	270,000 [a]	273,370
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/10	2,000,000 [a]	2,201,800
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/24	3,000,000	3,343,680
Total Long-Term Municipal Investments (cost $431,119,981)				**461,937,300**

Short-Term Municipal Investments--1.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey;				
New Jersey Economic Development Authority, Dock Facility Revenue, Refunding (Bayonne/IMTT-Bayonne Project) (LOC; SunTrust Bank)	3.81	10/1/06	1,000,000 [d]	1,000,000

New Jersey Educational Facilities Authority, Revenue (Princeton University)	3.62	10/1/06	4,000,000 [d]	4,000,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	3.80	10/1/06	700,000 [d]	700,000
Total Short-Term Municipal Investments (cost $5,700,000)				**5,700,000**
Total Investments (cost $436,819,981)			**98.7%**	**467,637,300**
Cash and Receivables (Net)			**1.3%**	**5,980,322**
Net Assets			**100.0%**	**473,617,622**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $29,979,797 or 6.3% of net assets.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	LOR	Limited Obligation Revenue
LR	Lease Revenue	MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	PILOT	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	XLCA	XL Capital Assurance

Statement of Financial Futures   September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 9/30/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Notes	215	(23,233,438)	December 2006	**(230,762)**